Mail Stop 4561

November 6, 2008

<u>VIA U.S. MAIL AND FAX 773-304-3194</u>

Eddie R. Munson
Chief Financial Officer
BearingPoint, Inc.
1676 International Drive
McLean, VA 22102

        Re: BearingPoint, Inc.
               Form 10-K for Fiscal Year Ended
               December 31, 2007
               Filed February 28, 2008
               File No. 001-31451

Dear Mr. Munson:

      We have reviewed your response letter dated October 14, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Report of PricewaterhouseCoopers LLP, page F-3

1.   We note your response to our prior comment one. Your response did not address our comment; thus, the comment will be reissued. As the auditor's report does not include an explicit statement that the financial statements were audited, please tell us how the auditor's report complies with paragraph 8(b) of AU Section 508. It appears this statement was removed when the audit report was carried forward from your 2006 Form 10-K.

Notes to Consolidated Financial Statements

Performance Share Units, page F-44

2.   We note your response to our prior comment five. We believe that you should disclose the risk-free rate and the expected volatility used in the Monte Carlo lattice-pricing in accordance with paragraphs 64 and A240-A241 of SFAS 123(R). Please revise your disclosure in future filings to include this information.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

                                                        Sincerely,

                                                        Kevin Woody
                                                        Branch Chief